EXHIBIT 99.1

Independent director resignation

Date of events: 2016/04/16

Contents:

1.Date of occurrence of the change:2016/04/16

2.Name and resume of the replaced director or supervisor: Wu Chung-Fern, Professor of Accounting at the National Taiwan University

3.Name and resume of the replacement: none

4.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ):resignation

5.Reason for the change: To resign the commission of Independent Director,

due to personal reason. The effective date is June 22, 2016.

6.Original term of office(from—to—): 2013/06/25~2016/06/24

7.Effective date of the new appointment: none

8.Rate of turnover of directors of the same term:7.69

9.Rate of turnover of independent directors of the same term:20

10.Any other matters that need to be specified: none